StradleyRonon

191 North Wacker Drive
Suite 1601
Chicago, IL 60606
T: 312.964.3500

August 14, 2026

Board of Trustees, Advisor Managed Portfolios
c/o U.S. Bank Global Fund Services
P.O. Box 701
Milwaukee, Wisconsin 53201-0701

Board of Trustees, Virtus ETF Trust II
1301 Avenue of the Americas, 14th Floor
New York, NY 10019

Re: Agreement and Plan of Reorganization (the "Agreement") adopted as of the 14th day of August, 2026, by and among Advisor Managed Portfolios, (the "Target Entity"), separately, on behalf of two of its series, the Zevenbergen Growth Fund and the Zevenbergen Genea Fund (each, a "Target Portfolio") and Virtus ETF Trust II, (the "Acquiring Entity"), separately, on behalf of two of its series, the Virtus Zevenbergen Innovative Growth ETF and the Virtus Zevenbergen Discovery Growth ETF (each, an "Acquiring Portfolio")

Ladies and Gentlemen:

You have requested our opinion as to certain federal income tax consequences of each of the Reorganizations, which, for each Acquiring Portfolio and corresponding Target Portfolio (as set forth in Exhibit A hereto), will consist of: (i) the acquisition by the Acquiring Portfolio of all of the property, assets and goodwill ("Assets") of the Target Portfolio in exchange for shares of the Acquiring Portfolio, and cash in lieu of fractional shares, of equal value to the net assets of the Target Portfolio being acquired; (ii) the assumption by the Acquiring Portfolio of all of the Target Portfolio's Liabilities; (iii) the distribution of Acquiring Portfolio's shares, and cash in lieu of fractional shares, to the shareholders of shares of the Target Portfolio, according to their respective interests, in complete liquidation of the Target Portfolio; and (iv) the liquidation of the Target Portfolio as soon as practicable after the Closing, all upon and subject to the terms and conditions of the Agreement. Capitalized terms not otherwise defined herein shall have the meanings assigned to them in the Agreement.

In rendering our opinion, we have reviewed and relied upon: (a) a copy of the executed Agreement, adopted as of the 4th day of December, 2025; (b) the Prospectus/Proxy Statement provided to shareholders of the Target Portfolio dated 14th day of May, 2026; (c) certain representations concerning the Reorganizations made to us by (i) the Target Entity, on behalf of two of its series identified on Exhibit A hereto, the Target Portfolio and (ii) the Acquiring Entity, on behalf of two of its series identified on Exhibit A hereto, the Acquiring Portfolio, (the "Representation Letter"); (d) all other documents, financial and other reports and trustee minutes we deemed relevant or appropriate; and (f) such statutes, regulations, rulings and decisions as we deemed material in rendering this opinion.

For purposes of this opinion, we have assumed that (1) each Target Portfolio on the Closing Date of the Reorganization satisfies, and, immediately following the Closing Date of the Reorganization, each Acquiring Portfolio will continue to satisfy, the requirements of Subchapter M of the Internal Revenue Code of 1986, as amended (the "Code"), for qualification as regulated investment companies, and (2) any cash delivered in lieu of fractional shares is provided solely to facilitate the mechanics of the distribution to Target Portfolio shareholders and the separate redemption of fractional shares described in Paragraph (7) below.

Based on the foregoing, and provided each Reorganization is carried out in accordance with the applicable laws of the State of Delaware, the terms of the Agreement and the statements in the Representation Letter, it is our opinion that for federal income tax purposes (with respect to each Reorganization):

(1) The acquisition by the Acquiring Portfolio of all of the Assets of the Target Portfolio, as provided for in the Agreement, in exchange for Acquiring Portfolio shares and the assumption by the Acquiring Portfolio of the Liabilities of the Target Portfolio, followed by the distribution by the Target Portfolio to its shareholders of the Acquiring Portfolio shares in complete liquidation of the Target Portfolio, will qualify as a reorganization within the meaning of Section 368(a)(1)(F) of the Code, and the Target Portfolio and the Acquiring Portfolio each will be a "party to the reorganization" within the meaning of Section 368(b) of the Code.

(2) No gain or loss will be recognized by the Target Portfolio upon the transfer of all of its Assets to, and assumption of its Liabilities by, the Acquiring Portfolio in exchange (or deemed exchange for federal income tax purposes) solely for Acquiring Portfolio shares (treating cash in lieu of fractional shares as a separate transaction as described in paragraph (7) below) pursuant to Section 361(a) and Section 357(a) of the Code.

(3) No gain or loss will be recognized by the Acquiring Portfolio upon the receipt by it of all of the Assets of the Target Portfolio in exchange solely for the assumption of the Liabilities of the Target Portfolio and issuance of the Acquiring Portfolio shares (treating cash in lieu of fractional shares as a separate transaction as described in paragraph (7) below) pursuant to Section 1032(a) of the Code.

(4) No gain or loss will be recognized by the Target Portfolio upon the distribution of the Acquiring Portfolio shares by the Target Portfolio to its shareholders in complete liquidation (in pursuance of the Agreement) pursuant to Section 361(c)(1) of the Code.

(5) The tax basis of the Assets of the Target Portfolio received by the Acquiring Portfolio will be the same as the tax basis of such Assets in the hands of the Target Portfolio immediately prior to the transfer pursuant to Section 362(b) of the Code.

(6) The holding periods of the Assets of the Target Portfolio in the hands of the Acquiring Portfolio will include the periods during which such Assets were held by the Target Portfolio pursuant to Section 1223(2) of the Code.

(7) No gain or loss will be recognized by the shareholders of the Target Portfolio upon the exchange of all of their Target Portfolio shares for the Acquiring Portfolio shares pursuant to Section 354(a) of the Code. For federal income tax purposes, cash in lieu of fractional shares will be treated as received in a transaction separate from the Reorganization, as if the applicable fractional Acquiring Portfolio share had been distributed to the shareholder as part of the Reorganization and subsequently redeemed by the Acquiring Portfolio.

(8) Immediately after the exchange described in paragraph (7) and before the deemed redemption of any fractional Acquiring Portfolio share, the aggregate tax basis of the Acquiring Portfolio shares to be received by each shareholder of the Target Portfolio will be the same as the aggregate tax basis of Target Portfolio shares exchanged therefor pursuant to Section 358(a)(1) of the Code. Such aggregate tax basis will be allocated among the Acquiring Portfolio shares received or deemed received in accordance with Section 358 of the Code.

(9) The holding period of Acquiring Portfolio shares received or deemed received by a shareholder of the Target Portfolio will include the holding period of the Target Portfolio shares exchanged therefor, provided that the shareholder held Target Portfolio shares as a capital asset on the date of the exchange pursuant to Section 1223(1) of the Code.

(10) For purposes of Section 381 of the Code, the Acquiring Portfolio will succeed to and take into account, as of the date of the transfer as defined in Section 1.381(b)-1(b) of the Income Tax Regulations, the items of Target Portfolio described in Section 381(c) of the Code as if there had been no Reorganization, subject to the conditions and limitations specified in Sections 381, 382, 383 and 384 of the Code and, if applicable, the Income Tax Regulations promulgated thereunder.

Notwithstanding anything to the contrary herein, we express no opinion as to the effect of each Reorganization on the Target Portfolio, the Acquiring Portfolio or any Target Portfolio shareholders with respect to any asset (including without limitation any stock held in a passive foreign investment company as defined in Section 1297(a) of the Code or any contract described in Section 1256(b) of the Code) as to which any unrealized gain or loss is required to be recognized for federal income tax purposes upon the transfer of such asset regardless of whether such transfer would otherwise be a nonrecognition transaction under the Code.

Our opinion is based upon the Code, the applicable Treasury Regulations, the present positions of the Internal Revenue Service (the “Service”) as are set forth in published revenue rulings and revenue procedures, present administrative positions of the Service, and existing judicial decisions, all of which are subject to change either prospectively or retroactively. We do not undertake to make any continuing analysis of the facts or relevant law following the date of the Reorganizations.

Our opinion is conditioned upon the performance by each Target Portfolio and each Acquiring Portfolio, of the undertakings in the Agreement and the Representation Letter. Except as expressly set forth above, we express no other opinion to any party as to the tax consequences, whether federal, state, local or foreign, with respect to (i) each Reorganization or any transaction related to or contemplated by

such Reorganization (or incident thereto) or (ii) the effect, if any, of each Reorganization on any other transaction and/or the effect, if any, of any such other transaction on each Reorganization.

We hereby consent to the use of this opinion as an exhibit to the registration statement of each Acquiring Portfolio on Form N-14, and any amendments thereto, covering the registration of Acquiring Portfolio shares under the Securities Act of 1933, as amended, to be issued in each Reorganization.

Very truly yours,

Stradley Ronon Stevens & Young, LLP

EXHIBIT A

TARGET PORTFOLIO	ACQUIRING PORTFOLIO	CLOSING DATE
Zevenbergen Growth Fund, *a series of Advisor Managed Portfolios*	Virtus Zevenbergen Innovative Growth ETF, *a series of Virtus ETF Trust II*	August 14, 2026
Zevenbergen Genea Fund, *a series of Advisor Managed Portfolios*	Virtus Zevenbergen Discovery Growth ETF, *a series of Virtus ETF Trust II*	August 14, 2026